May 17, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attention:                 Eric Envall

Re:                             QCR Holdings, Inc.

Request for Acceleration of Effectiveness of Form S-4

SEC File No. 333-224660 (“Registration Statement”)

Dear Mr. Envall:

On behalf of QCR Holdings, Inc., as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement, as amended, be accelerated so that it will be declared effective at 10:00 a.m. (Washington, D.C. time) on Monday, May 21, 2018 or as soon as practicable thereafter.

The staff should feel free to telephone Abdul R. Mitha of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-5171 with any questions or comments.

Very truly yours,

QCR Holdings, Inc.

/s/ Todd A. Gipple
Todd A. Gipple
Executive Vice President, Chief Operating Officer & Chief Financial Officer